UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Tebbetts (518) 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street (Address) Hartford (City) Connecticut (State) 06103-3404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014732

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RW 3/27

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA E. SANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2018

Signature

Chief Financial Office
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saybrus Equity Services, Inc.

(a wholly-owned subsidiary of Saybrus Partners, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2012

pwc

Saybrus Equity Services, Inc.

(a wholly-owned subsidiary of Saybrus Partners, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2012

Saybrus Equity Services, Inc.
Table of Contents

	Page
Report of Independent Auditors	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Schedule I - Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934	12

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Report of Independent Auditors

To the Board of Directors
and Stockholder of Saybrus Equity Services, Inc.:

We have audited the accompanying financial statements of Saybrus Equity Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrus Equity Services, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

pwc

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company changed the manner in which it accounts for income taxes in 2012. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 13, 2013

Saybrus Equity Services, Inc.
Statement of Financial Condition as of December 31, 2012

	2012
Assets:	
Cash and cash equivalents	$ 1,487,162
Concessions receivable from third parties	139,111
Concessions receivable from affiliate	5,700
Federal income tax receivable from affiliate	-
Prepaid regulatory expenses	40,640
Total assets	**$ 1,672,613**
Liabilities:	
Payable to affiliate	$ 617,695
State income taxes payable to affiliate	2,213
Total liabilities	**619,908**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	4,344,890
Accumulated deficit	(3,292,186)
Total stockholder's equity	**1,052,705**
Total liabilities and stockholder's equity	**$ 1,672,613**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Operations for the Year Ended December 31, 2012

	2012
Revenues:	
Concessions earned	$ 6,133,292
Total revenues	**6,133,292**
Expenses:	
Allocated salary and other compensation	5,816,894
Regulatory expenses	151,050
Other operating expenses	1,326,088
Total expenses	**7,294,032**
Loss before income taxes	**(1,160,740)**
Income tax expense	7,609
Net loss	**$ (1,168,349)**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2012

	2012
Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	--
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 2,749,999
Cumulative effect of change in accounting principle	9,898
Capital contribution received from parent	1,584,993
Balance, end of year	**$ 4,344,890**
Accumulated Deficit:	
Balance, beginning of year	$ (2,068,046)
Cumulative effect of change in accounting principle	(55,791)
Net loss	(1,168,349)
Balance, end of year	**$ (3,292,186)**
Total Stockholder's Equity:	
Balance, beginning of year	$ 681,954
Cumulative effect of change in accounting principle	(45,893)
Change in stockholder's equity	416,644
Balance, end of year	**$ 1,052,705**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Cash Flows for the Year Ended December 31, 2012

	2012
Cash Flows from Operating Activities:	
Net loss	$ (1,168,349)
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:	
Increase in concessions receivable from third party	(87,365)
Increase in concessions receivable from affiliate	(5,700)
Increase in prepaid regulatory expenses	(36,713)
Increase in payable to affiliate	271,752
Increase in state income taxes payable to affiliate	1,963
Cash used for operating activities	(1,024,412)
Cash Flows from Financing Activities:	
Capital contribution received from parent	1,584,993
Cash provided by financing activities	1,584,993
Net increase in cash and cash equivalents	**560,581**
Cash and cash equivalents, beginning of year	**926,581**
Cash and cash equivalents, end of year	**$ 1,487,162**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, Inc. ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 8, 2010. Saybrus Equity is a wholly owned subsidiary of Saybrus Partners, Inc. ("Saybrus Partners"). Saybrus Partners is a majority-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash and Cash Equivalents

Cash and cash equivalents consist of short term deposits with an initial term of less than three months. At December 31, 2012, the Company maintains its cash balance in a single account at J.P. Morgan Chase Bank N.A.

Change in Method of Accounting for Income Taxes

For the year ended December 31, 2012, the Company elected to change its method of accounting for Income Taxes from the Benefits for Loss method to the Separate Return method. The Company considers the Separate Return method to be preferable as it allows shareholders to know the effect on income if the Company had not been eligible to be included in a consolidated income tax return with its affiliates which is consistent with the view expressed by the SEC in Staff Accounting Bulletin Topic 1B. The cumulative effect of applying the new method retrospectively is shown separately for both Accumulated Deficit and Additional Paid-in Capital on the Statement of Stockholder's Equity.

The following financial statement line items for the year ended December 31, 2012 were affected by the change in accounting method as follows:

	Previous Method	Impact of Change in Method of Accounting	As Reported Dec 31, 2012
Statement of Financial Condition			
Federal income tax receivable	$ 13,201	$ (13,201)	$ --
Additional paid-in capital	4,249,999	94,891	4,344,890
Accumulated deficit	(3,184,094)	(108,092)	(3,292,186)
Total stockholder's equity	1,065,906	(13,201)	1,052,705
Statement of Operations			
Income tax (benefit) expense	(44,692)	52,301	7,609

	Previous Method	Impact of Change in Method of Accounting	As Reported Dec 31, 2012
Statement of Cash Flows			
Net loss	$ (1,116,048)	$ (52,301)	$ (1,168,349)
Decrease in federal income tax receivable from affiliate	32,692	(32,692)	--
Cash used for operating activities	(939,419)	(84,993)	(1,024,412)
Capital contribution received from parent	1,500,000	84,993	1,584,993

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method. Under this method, federal income taxes are allocated as if they had been calculated on a separate company basis. The Company is also party to a tax sharing agreement with Phoenix and its subsidiaries. Under this agreement the Company settles income taxes on a separate company basis, except that benefits for any net operating losses or other tax credits generated by the Company will be provided when such loss or credit is utilized in the consolidated federal tax return. If these attributes are not utilized in the consolidated return prior to their expiration, but would otherwise have been able to be utilized by the Company on a separate company basis during the carryforward period, benefit will be provided in the year in which the attributes would have expired. Such amounts receivable from or payable to these affiliates are settled in accordance with the tax sharing agreement. To the extent that actual cash settlement for a given year differed from the amount computed for the year under the Separate Return method, those differences were recorded as either a contribution to capital or as a distribution. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting basis and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the realizability of such amounts. This assessment is done on a Separate Return approach.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has two major relationships, one of which is a third party, which accounted for approximately 98% of the Company's concessions revenue for the year ended December 31, 2012.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the period ended December 31, 2012 were $7,294,032. Such expenses may not represent the amount that Saybrus Equity would report if such relationship would not exist.

Saybrus Equity performs wholesaling services for Phoenix Life Insurance Company and PHL Variable Life Insurance Company, both wholly-owned subsidiaries of Phoenix. Concession income earned from these affiliates during the period ended December 31, 2012 was $10,656.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a 'limited purpose' securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2012.

At December 31, 2012, Saybrus Equity had Net Capital of $1,006,365 and a net capital requirement of $41,327. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.62 to 1 at December 31, 2012.

Exemptions from reserve requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2012, Saybrus Equity was in compliance with the conditions of these exemptions.

4. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings, which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the income tax expense for the period ended December 31 were as follows:

	2012
Current	$ 7,609
Deferred	--
Total income tax expense	**$ 7,609**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2012
Statutory rate	35.0%
Valuation allowance	(32.7%)
Meals and entertainment	(2.5%)
Other	(0.5%)
Effective income tax rate	**(0.7%)**

The following summarizes the federal deferred income taxes for the period ended December 31:

	2012
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,107,044
State net operating loss carryforward	255
Gross deferred tax assets	1,107,299
Less valuation allowance	(1,107,299)
Net deferred tax asset	**$ --**

Saybrus Equity has federal net operating loss carryforwards of $3,162,984 scheduled to expire between 2030 and 2032. Saybrus Equity has state net loss carryforwards of $3,404 scheduled to expire in 2031. The amounts noted above are reported on a Separate Return method and are not reduced for attributes that have been utilized in Phoenix's consolidated returns. Through 2012, Phoenix utilized $308,829 of federal attributes and $381 of state attributes in the respective consolidated returns.

As of December 31, 2012, the Company performed its assessment of deferred tax assets. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against the Company's deferred tax assets. Due to uncertainties related to the Company's ability to utilize the deferred tax assets, a full valuation allowance has been established related to the $1,107,299 of gross deferred tax assets at December 31, 2012. This is an increase of $435,711 from the year ended December 31, 2011. The amount of the valuation allowance has been determined based on the Company's estimates of taxable income over the periods in which the deferred tax assets are expected to reverse.

As of December 31, 2012, Saybrus Equity does not have an asset for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

For the period ended December 31, 2012, $84,993 was received from Phoenix in accordance with the tax sharing agreement and was recorded as a capital contribution under the Separate Return method.

6. Subsequent Events

Saybrus Equity has evaluated events subsequent to December 31, 2012 and through March 13, 2013, the date of issuance of these financial statements. Saybrus Equity has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Saybrus Equity Services, Inc.
Schedule I

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2012

		2012
Net capital		
Total stockholder's equity	$	1,052,705
Deduct assets not allowable for net capital		
Concession receivable from affiliate		5,700
Prepaid regulatory expenses		40,640
Total deductions from net capital		46,340
Net capital before specific reduction in the market value of securities		1,006,365
Less securities haircuts pursuant to Rule 15c3-1		--
Net capital	$	1,006,365
Aggregate indebtedness		
Items included in statement of financial condition		
Payable to affiliate	$	617,695
State income tax payable		2,213
Total aggregate indebtedness	$	619,908
Computation of basic net capital requirement		
Minimum net capital required (based upon aggregate indebtedness)	$	41,327
Minimum dollar requirement	$	5,000
Net capital requirement	$	41,327
Excess in net capital	$	965,038
Ratio: aggregate indebtedness to net capital		0.62 to 1

Reconciliation with Company's Computation of Net Capital On Form X-17-5 as of December 31, 2012

Net capital, as reported in Company's Part IIA Focus Report	$	1,057,715
Adjustments:		
Payable to affiliate		(51,350)
Federal income tax receivable from affiliate		11,022
Non-allowable assets		(11,022)
Net capital, per December 31, 2012 audited report, as filed	$	1,006,365